Exhibit 12.01

CRESCENT REAL ESTATE EQUITIES LIMITED PARTNERSHIP

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

For the three
months ended
March 31, 2005
Loss from continuing operations before minority interests and income tax	$(5,779)
Earnings in excess of distributions received from unconsolidated companies	(581)
Equity in income from unconsolidated company with guaranteed debt	(248)
Interest Expense	33,279
Portion of rent expense representative of interest	216
Amortization of Deferred Financing Costs	1,929

Earnings	$28,816

Interest Expense	$33,516 (1)
Capitalized Interest	4,499
Amortization of Deferred Financing Costs	1,929
Portion of rent expense representative of interest	216

Fixed Charges	$40,160

Amount of coverage deficiency	$(11,344)

(1)	Includes interest expense on debt at an unconsolidated company that is guaranteed by us.